Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes i) a letter from Harris Financial Corp., ii) a letter from Harris Private Bank and iii) a newsletter from Harris Private Bank, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

On Friday, December 17, 2010, BMO Financial Group,* the parent company of Harris Financial Corp. (Harris), announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval. We anticipate the closing to be completed on or before July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.
After the transaction closes, Harris and M&I will have strong combined operations headquartered in the Midwest, providing significant benefits for the customers, communities and businesses we serve. The new legal name of our combined bank will be BMO Harris Bank National Association.** While we will be introducing the new name over the next year, you will continue to see the familiar Harris brand and logo on most of our offices as we approach our systems integration. We will continue to be focused on providing a solid, well-capitalized foundation for your financial future, with industry expertise, strategic advice and financing solutions.
CONTINUE TO BANK AT HARRIS AS YOU DO TODAY—WITH THE SAME ACCOUNTS, THE SAME BANKERS AND NETWORK
No action is required on your part. Both Harris and M&I have a deep history and commitment to helping our commercial clients with business strategies that allow your business to manage cash, access capital, finance capital expenditures or refinance debt. Together, we will provide enhanced capabilities in business lending, treasury management and information reporting. Your business will have access to flexible financing, expert guidance and accounts you can rely on.
Helping you make the most of our commercial services and resources is our privilege. Together we will work hard to ensure that you succeed.

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COMING SOON: AN EXPANDED NETWORK OF ATMS
Immediately after the closing, Harris Bank customers who use our banking services will be able to withdraw cash, make deposits and check their balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at nearly 480 ATMs with the M&I logo that offer those transactions including M&I ATMs located in Arizona, Florida, Indianapolis, Kansas City, Minneapolis, St. Louis and throughout Wisconsin. We will be pleased to provide you with this extra convenience and to provide you with much more in the future.
In this package you’ll find an Important Notice(s) and Change(s) in Terms to the agreement(s) governing your deposit account(s) at Harris N.A., which will only be effective upon completion of the transaction. You will also find an Important Notice and Change in Terms to the Global Treasury Management Services Master Agreement that contains changes to the agreement and disclosures governing your treasury management services at Harris N.A., which will only be effective upon completion of the transaction. Please read these Important Notice(s) and Change(s) in Terms.
Thank you for your business. We look forward to continuing to serve you and keeping you well informed as we move forward to create BMO Harris Bank N.A. with even more benefits for you.

Sincerely,

Ellen Costello
President and CEO Harris Financial Corp.

*	Bank of Montreal and its affiliates are known as BMO Financial Group.

**	At the time Bank of Montreal Financial Group acquires Marshall & Ilsley Corporation, certain bank mergers are expected to occur. M&I Marshall & Ilsley Bank, M&I Bank N.A. (successor to M&I Bank FSB), and The Harris Bank N.A. plan to merge into Harris N.A. At the time of these mergers, Harris National Association will change its name to BMO Harris Bank National Association.
Harris® is a trade name used by Harris N.A. and its affiliates. Member FDIC

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we

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primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
ADDITIONAL INFORMATION FOR SHAREHOLDERS
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/ Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

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On Friday, December 17, 2010, BMO Financial Group*, the parent company of Harris Financial Corp. (Harris), announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval. We anticipate the closing to be completed on or before July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisprivatebank.com, placing a sign in our branches, or publishing a notice in newspapers.
After the transaction closes, Harris and M&I will have strong combined operations headquartered in the Midwest, providing significant benefits for the customers, communities and businesses we serve. The new legal name of our combined bank will be BMO Harris Bank National Association.** While we will be introducing the new name over the next year, you will continue to see the familiar Harris brand and logo on most of our offices as we approach our system integration.
Inside this package, you will find more information about the integration with M&I, and what you can expect now and in the months ahead. Here are some highlights:
NO ACTION IS REQUIRED ON YOUR PART—YOU MAY CONTINUE TO BANK AT HARRIS PRIVATE BANK AS YOU DO TODAY
Your Harris Private Bank account numbers (including trust, investment and custody account numbers and online access), routing transit numbers, auto debits and credits linked to your account, and services remain the same until systems conversion. For our trust customers, immediately after the closing, the name of your trustee will be BMO Harris Bank N.A. Please continue to visit our locations and work with our wealth professionals where you will continue to experience the exceptional service you’ve come to expect from us.
With the combined organizations, we will be able to provide the full breadth of trust and investment management and banking services for our high net worth clients across more geographic locations.
We are focused on building and protecting our clients’ wealth by providing private banking services that complement our trust and investment services. We take time to learn about our clients’ financial objectives and the structure of their existing assets and liabilities, in order to

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arrive at the combination of credit and deposit services that best addresses their specific needs. It is our privilege to work with you.
This commitment to our clients will remain the same.
COMING SOON: AN EXPANDED NETWORK OF ATMS
Immediately after the closing, Harris Private Bank clients who use our banking services will be able to withdraw cash, make deposits and check their balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at nearly 480 ATMs with the M&I logo that offer those transactions, including M&I ATMs located in Arizona, Florida, Indianapolis, Kansas City, Minneapolis, St. Louis and throughout Wisconsin. We will be pleased to provide you with this extra convenience and to provide you much more in the future.
Inside this package for our banking clients, you’ll find an “Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts” to the agreements governing your deposit accounts at The Harris Bank N.A., which will only be effective upon completion of the transaction. Please read the Important Notice and Change in Terms and keep it with your important records. You’ll also find more information about the integration with M&I and an overview of our parent company, BMO Financial Group.
Thank you for your business. We look forward to continuing to serve you and keeping you well informed as we move forward to create BMO Harris Bank N.A. with even more benefits for you.
As always, we are here to answer your questions. Your private banker is available to assist you, or you can visit us online at harrisprivatebank.com.

Sincerely,

Terry Jenkins
President Harris Private Bank

*	Bank of Montreal and its affiliates are known as BMO Financial Group.

**	At the time BMO Financial Group acquires Marshall & Ilsley Corporation, certain bank mergers are expected to occur. M&I Marshall & Ilsley Bank, M&I Bank N.A. (successor to M&I Bank FSB), and The Harris Bank N.A. plan to merge into Harris N.A. At the time of these mergers, Harris National Association will change its name to BMO Harris Bank National Association.

Harris Private Bank™ is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Harris® is a trade name used by Harris N.A., The Harris Bank N.A. and its affiliates. Member FDIC

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we

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primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
ADDITIONAL INFORMATION FOR SHAREHOLDERS
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/ Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

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YOUR ONGOING
RELATIONSHIP
WITH HARRIS

We recently announced that Harris and
Marshall & Ilsley (M&I) will combine to create a
stronger banking organization, BMO Harris Bank
National Association. Inside this brochure you’ll
find an explanation of what this means for you,
and the advantages you can look forward to.
We invite you to learn what’s in store.

taking the first steps business as usual In the coming months Continue to work with your Harris Private Bank professionals just as you do today—at your current office, using the ATMs, online access and by telephone. There is no change to your accounts, checks, bank cards and other services you use today. Following the merger, clients using banking services will be able to withdraw cash, make deposits and check balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at nearly 480 ATMs with the M&I logo that offer those transactions. After the merger, you can also get cash at any M&I ATM located in Arizona, Florida, Indianapolis, Kansas City, Minneapolis, St. Louis and throughout Wisconsin without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee. In the coming months, you’ll begin to see our legal name BMO Harris Bank N.A. on your Harris Private Bank correspondence, forms, and future orders of checks and debit cards. FDIC Deposit Insurance If you have a deposit account with M&I Marshall and Ilsley Bank, M&I Bank FSB (together, “M&I Banks”) or The Harris Bank N.A. (“THBNA”), you will receive a letter from M&I Banks or THBNA, respectively, that explains important information about the separate FDIC deposit insurance that will be provided on those deposit accounts for at least a six-month period of time after the merger of M&I Banks and THBNA into Harris N.A. Read more about FDIC insurance online at www.FDIC.gov/deposit/deposits or call the FDIC at 1-877-ASK-FDIC (1-877-275-3342). If you have questions please consult your banker or call 1-888-340-2265. At the time of the merger, the name of Harris National Association will change to BMO Harris Bank National Association. BMO Harris Bank

LOOKING AHEAD
Here are some of the good things you can expect
when we combine with M&I*
THE BEST POSSIBLE CUSTOMER EXPERIENCE
It is our priority to ensure a smooth transition for you. We’ll make every decision carefully, with your best interest in mind. And we’ll keep you informed of your new services and benefits along the way.
MORE SERVICES AND RESOURCES FOR YOU
As part of the BMO Financial Group, Harris Private Bank clients already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west.
AN ONGOING COMMITMENT TO OUR COMMUNITIES
Harris, M&I and BMO Financial Group all share a long tradition of support for the communities we serve — through economic development programs, financial contributions and the significant time and efforts volunteered by our staff. We will remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place.
A GREATLY EXPANDED NETWORK OF OFFICES & ATMS
If you use Harris banking services, after the closing you can withdraw cash and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at more than 1,380 M&I and Harris ATMs combined. You’ll have convenient access to M&I ATMs when you are in Florida, Arizona and Indiana. Banking services clients will also have access to M&I ATMs in Wisconsin, Minnesota, Missouri and Kansas. We’ll let you know well in advance when you can begin banking at M&I offices.
COMBINING THE BEST OF BOTH ORGANIZATIONS
We will reflect what is truly best about our combined organization—from expert wealth management, to business and commercial banking, to the best online services and more. Together, we have a true commitment to serve your financial needs better than anyone else.
ABOUT M&I
Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based bank, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities, and for its excellence in consumer and business banking, wealth management and partnering with clients to meet their financial needs.
AN OVERVIEW OF BMO FINANCIAL GROUP
Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO Investor Line, BMO Insurance and BMO Harris Private Banking.
BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.
BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

*	The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval. We anticipate the closing to be completed on or before July 31, 2011.

Visit us online at harrisprivatebank.com.
Call or email your local Harris professional.
Stop by your nearest Harris Private Bank office.
At this time, please continue to work with us as you do today through the existing Harris Private Bank professionals and locations.
A note about this mailing: Our goal is to avoid sending duplicate mailings to you.
However, due to regulatory and privacy reasons you may receive duplicate mailings.
We apologize for any inconvenience.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/ Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.
Harris Private Bank™ is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Harris® is a trade name used by Harris N.A., The Harris Bank N.A. and its affiliates. Member FDIC. At the time of the merger, Harris Financial Corp is anticipating to change its name to BMO Financial Corp; The Harris Bank N.A. is anticipating to merge into Harris N.A., which is anticipating to change its name to BMO Harris Bank National Association.